UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

POST EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

House of BODS Fitness, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	333-190667	90-0620286
(State of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Tammy Skalko

5417 Napoli Cove

Lake Mary, FL 32746

Telephone: (407) 257-0400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Agent for Service:

Harvard Business Services, Inc.

16192 Coastal Hwy.

Lewes, DE 19958

Telephone: (302) 645-7400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:	☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. #333-185176	☒

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company in Rule 12b-2 of the Exchange Act.	☐

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

EXPLANATORY NOTE This Post-Effective Amendment No. 1 to Form S-1/A  File No. 333-190667 (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on December 17, 2015, originally relating to 1,670,000 shares of common stock offered by selling shareholders and 6,666,667 shares of common stock offered by House of BODS Fitness, Inc. (the “Registrant”) on a self underwritten basis, is being filed by the Registrant to disclose the number of unsold shares of common stock under the self underwritten offering  (the “Unsold Shares”) being deregistered and to deregister the Unsold Shares.

Deregistration of Unsold Shares in Self Underwritten Offering

Effective as of the close of business on March 06, 2015, the Registrant terminated the Self Underwritten Offering and is filing this post-effective amendment to the Registration Statement in order to withdraw from registration those securities covered by the self underwritten portion of the Registration Statement that remained unsold.

Of the 6,666,667 shares of common stock registered, no shares of common stock were sold as of the termination date.  Accordingly, the Registrant thereby amends the Registration Statement to withdraw from registration 6,666,667 shares of common stock that remained unsold.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

House of BODS Fitness, Inc.

Date:	March 9, 2015	By:	/s/ Tammy Skalko
		Name:	Tammy Skalko
		Title:	Chief Executive Officer, President, Director